Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

September 19, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on September 19, 2008.

Item 4.	Summary of Material Changes

On September 19, 2008, NovaGold announced it had received regulatory authorizations and began production at its Rock Creek mine.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

On September 19, 2008, NovaGold announced it had received regulatory authorizations and began production at its Rock Creek mine near Nome, Alaska.

As part of the start up process under the regulatory authorization from the State of Alaska, NovaGold must complete a number of environmental and operational tasks over the next 15, 30 and 90 days to ensure compliance with environmental requirements for the mine.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Vice President, Finance & Corporate Secretary
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

September 24, 2008